228 Santa Monica Boulevard Suite 300	310.434.5400
Suite 300	Fenwick.com
Santa Monica, CA 90401

James D. Evans
JEvans@Fenwick.com I 206.389.4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

April 23, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention:	Morgan Youngwood, Staff Accountant
Stephen Krikorian, Accounting Branch Manager
Jeff Kauten, Staff Attorney
Larry Spirgel, Office Chief

Re:	ZipRecruiter, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted April 5, 2021
CIK No. 0001617553
Ladies and Gentlemen:
We are submitting this letter on behalf of ZipRecruiter, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 20, 2021 (the “Letter”), regarding Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001617553) confidentially submitted to the Commission on April 5, 2021 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
Confidential Treatment Request
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter
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United States Securities and Exchange Commission
Division of Corporation Finance
April 23, 2021

pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
Amendment No. 2 to Draft Registration Statement on Form S-1
RSU Sales, page 55
1.We note your disclosure of the approximate amount of shares of Class A common stock that are expected to be sold on the first day of trading to cover the tax liability for the RSUs that vest in conjunction with the direct listing. Disclose the price that you have assumed to prepare this estimate.
In response to the Staff’s comment, the Company has revised its disclosure on page 59 of the Registration Statement.
Key Operating Metrics and Non-GAAP Financial Measures, page 66
2.We note your response to prior comment 2 and your statement that "certain of these metrics are not available across the Company's entire marketplace." You disclose the "Paid Employer" and "Revenue per Paid Employer" metrics which includes all actively recruiting employers (or entities acting on behalf of employers), on a paying subscription plan or performance marketing campaign. Clarify the impact of the different revenue divers has on these metrics and whether different underlying fee structures that impact revenue recognition requires disaggregation quantitatively or qualitatively. That is, it appears that the revenue recognized from the play subscription plan or performance marketing campaign experienced different trends that offset each other. Also, we note that your revenue decreased during 2020, however, this metric presents that revenue per employer increased. Please tell us your consideration of separately presenting and discussing the Quarterly Paid Employers and Revenue per Paid Employer metrics for your subscription plan and performance marketing campaign actively recruiting employers.
The Company has included on page F-22 of the Registration Statement the disaggregated revenue by our two pricing frameworks. In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and 87 of the Registration Statement to include the disaggregated revenue on a quarterly basis.

	Q1’19	Q2’19	Q3’19	Q4’19	2019	Q1’20	Q2’20	Q3’20	Q4’20	2020	Yr/Yr
Revenue ($mm)
Subscription	84.5	94.8	98.2	96.4	373.9	95.4	74.0	84.8	92.6	346.8	(27.1)
Performance-based	11.3	13.7	14.5	16.2	55.7	17.9	13.7	18.0	21.7	71.3	15.6
Total	$95.8	$108.5	$112.7	$112.6	$429.6	$113.3	$87.7	$102.8	$114.3	$418.1	$(11.5)

The onset of COVID had an immediate negative impact on revenue from both the subscription-based and performance-based frameworks in the second quarter of 2020. Conversely, in the third and fourth quarters of 2020 the revenue from both the subscription-based pricing and the performance-
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United States Securities and Exchange Commission
Division of Corporation Finance
April 23, 2021

based pricing frameworks increased. While the total dollar value increases of the subscription-based pricing framework exceeded those of the performance-based pricing framework from June 30, 2020 to December 31, 2020, revenue from the performance-based pricing framework increased at a relatively faster rate than that of the subscription-based pricing framework The decline in Quarterly Paid Employers in the second quarter of 2020 followed by the uptick in Quarterly Paid Employers in the third and fourth quarters of 2020 followed the same pattern of declining sequential sales and marketing spend followed by increasing sales and marketing spend over the same quarters. The aggregate annual impact resulted in a decrease in annual subscription revenue and an increase in annual performance-based revenue. However, while the Company believes the impact of COVID to be anomalistic, revenue from the two pricing frameworks still maintained a relatively high correlation when measured on a quarterly basis. While the differences in 2019 and 2020 subscription and performance-based revenue did offset each other on an annual basis, revenue derived from these two pricing frameworks correlate closely on a quarterly basis. The correlation coefficient of quarterly revenue between the two pricing frameworks was 0.86 and 0.80 for 2019 and 2020, respectively.
In response to the Staff’s request, we are providing information requested by the Staff below:

[***]
The Company believes that viewing Paid Employers and Revenue per Paid Employer, disaggregated by subscription and performance-based pricing, does not provide a clear view of the business to investors. The Company’s management does not review Company-wide performance in this manner.
The Company has comparatively very few Paid Employers who opt for its performance-based pricing. This group represents a wide variety of entities (e.g., job advertising agencies, staffing firms, individual employers, etc.) with varying revenue patterns. For example, a single job advertising agency could represent one or many companies and have materially different revenue patterns. This makes metrics such as Revenue per Paid Employer more volatile and, therefore, less useful in providing a clear picture of the Company’s performance and trends. The Company believes that disclosing disaggregated revenue by the two pricing frameworks provides sufficient information for an investor to understand revenue trends.
The Company believes its current disclosures, supplemented with the qualitative disaggregation added at the Staff’s request, provide an investor with sufficient clarity to understand changes in revenue such as the one suggested above.
As disclosed on page 75 of the Registration Statement, Revenue per Paid Employer consistently increases as a Cohort ages. During 2020, in response to the economic downturn, the Company significantly reduced sales and marketing expense, which led to a decline in Quarterly Paid Employers. Those who remained active in the Company’s marketplace during 2020 were on average older in tenure and, therefore, contributed comparatively higher Revenue per Paid Employer, on average. This resulted in an increase in Revenue per Paid Employer during 2020, but was more than offset by a decrease in Quarterly Paid Employers, as compared to 2019, which led to a slight 3% decline in total revenue.
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United States Securities and Exchange Commission
Division of Corporation Finance
April 23, 2021

Results of Operations, page 76
3.We note your response to prior comment 2 and repeat the comment as it appears that your results of operations discussion could be expanded to explain the increase in your performance-based revenue attributable to the number of clicks or job applications and the cost-per click or job application for each period presented. We refer you to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.
In response to the Staff’s comment, the Company has revised its disclosure on page 82 of the Registration Statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Determination of the Fair Value of Common Stock on Grant Dates, page 89
4.We continue to evaluate your response to prior comment 4 and may have additional comments.
The Company acknowledges the Staff’s comment and respectively advises the Staff that as noted in the Company’s response to the Staff on April 5, 2021, management continues to assess the fair value of its common stock through the effective date of its Registration Statement and is providing an update to the Staff on the determination of the fair value of the Company’s common stock for the equity awards. The company has also updated its disclosures on page 97 of the Registration Statement to discuss the fair value per share and the methodology management used to determine the value per share of the RSUs modified on April 19, 2021.
The Company has set forth in the table below all stock option and restricted stock unit (“RSU”) awards granted by the Company since January 1, 2020, together with the exercise price per share (in the case of stock option grants) and the fair value of the underlying common stock used to value such awards, which has been updated to include the fair value per share for the March 24, 2021 awards.

Grant Date	Number of Options Granted	Exercise Price of Options	Number of RSUs Granted	Fair Value Per Share of Common Stock at Grant Date
February 28, 2020	231,500	$2.00 (1)	1,906,750	$6.17
April 30, 2020	‒	N/A	68,500	$3.56
August 5, 2020	204,000	$2.00 (1)	545,500	$4.63
August 5, 2020	13,000	$4.63	‒	$4.63
August 28, 2020	‒	N/A	550,000	$4.63
August 31, 2020	8,500	$4.63	‒	$4.63
November 4, 2020	33,000	$2.00 (1)	765,000	$6.36
November 4, 2020	26,000	$6.36	‒	$6.36
March 24, 2021	113,745	$2.00 (1)	1,579,000	$22.85
(1) Certain awards were granted to employees in Israel at a lower exercise price ($2.00/share) in accordance with the Israeli Sub-Plan to the 2014 Equity Incentive Plan, which allows for the Company to grant options to Israeli employees/non-employees with exercise prices less than the fair market value of the underlying common stock on the date of the grant. The Company advises the Staff that for these awards it uses the
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United States Securities and Exchange Commission
Division of Corporation Finance
April 23, 2021

fair value per share of common stock on the grant date, the exercise price, and the expected term, volatility and risk-free rate assumptions in the Black Scholes option pricing model to determine the grant date fair values for these awards.
    December 31, 2020 valuation
As disclosed on pages 95, 96 and 97 of the Registration Statement, the Company obtained a third-party valuation as of December 31, 2020. The December 31, 2020 valuation the Company’s common stock was $12.08 per share. No awards were granted based on this valuation. However, management is including the discussion of the December 31, 2020 valuation to provide additional visibility to assist the Staff in understanding the changes in the fair value of the Company’s common stock.
    Based on improved results and improved outlook combined with continued strong capital markets favorable for public offerings of technology companies, the Company commenced preparation for a potential IPO in mid-December 2020 and the Board formally approved commencing the direct listing process in December 2020.
    In light of greater clarity toward a liquidity event, the December 31, 2020 valuation used a Probability Weighted Expected Return Method (“PWERM”) to allocate equity value to each class of the Company’s equity securities, a change from the prior valuation as of September 30, 2020, which used an option pricing model (“OPM”). The formal initiation of the confidential process for a direct listing gave the Company greater confidence to estimate the value and timing of the liquidity event. The PWERM estimates the total value on a non-marketable, minority basis when contemplating multiple exit scenarios. The PWERM incorporated two outcomes: a public offering (“IPO”) scenario and a remain-private scenario, which were weighted 60% and 40%, respectively. The weighting reflected management’s best estimate of the likelihood of completing an IPO considering the initial steps taken in mid-December and risks that an IPO may not be completed.
    The equity value in the IPO scenario of the PWERM was estimated based on the Guideline Public Company Method (“GPCM”), based on analysis of revenue multiples for a group of guideline public companies, and allocating value as if all preferred shares converted to common stock. A discount for lack of marketability (“DLOM”) of 6% was applied to the common stock value, reflecting management’s best estimate of the timing of an IPO.
In the remain-private scenario of the PWERM, the equity value was derived assuming that the Company would remain a privately held company. The Company utilized a Discounted Cash Flow Method (“DCF”) and the Guideline Transaction Method (“GTM”), which were given equal weighting, to derive the equity value of the Company. The value from each of the DCF and the GTM were substantially similar. An OPM was used to allocate the equity value to the different classes of the Company’s stock, including common stock. A DLOM of 21.0% was applied to the common stock value.
    The primary drivers for the increase in value from November 2020 through December 31, 2020 were:
•The Company’s initiation of the confidential process for an initial public offering, including conducting an organizational meeting with bankers and counsel in mid-December 2020.
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United States Securities and Exchange Commission
Division of Corporation Finance
April 23, 2021

•In the quarter ended December 31, 2020, the Company’s revenue of $114.3 million was ahead of expectations. The Company saw revenue growth of 11% in the fourth quarter of 2020 compared to the third quarter of 2020 as employers started to return to and join our marketplace, in a period where the Company typically experiences a deceleration due to seasonality where hiring activity tends to decelerate in the fourth quarter.
•Quarterly Paid Employers in the Company’s marketplace remained relatively flat between the quarters ended September 30, 2020 and December 31, 2020 in a period where the Company typically experiences a decline in the Paid Employers in its marketplace as a result of seasonal hiring dynamics. The continued improvement in macroeconomic factors in the fourth quarter of 2020 helped offset the typical seasonal decline.
•A reduction in the time to exit event under both the IPO scenario and remain private scenario, as well as an increase in revenue multiples of the comparable companies selected within the GPCM model.
    These drivers were included in the December 31, 2020 valuation, resulting in an increase in the valuation of the Company’s common stock to $12.08 per share from the $6.36 per share for the November 4, 2020 grants.
March 24, 2021 grants
    The Company determined that the fair value of its common stock as of March 24, 2021 stock-based rewards for financial reporting purposes was $22.85 per share, based on a contemporaneous independent third-party valuation as of March 31, 2021 that has been approved by the Company's board of directors ("Board").
    As disclosed in the Registration Statement, the liquidity event-based performance condition in all of the Company’s RSUs, including those granted on March 24, 2021, was subsequently amended such they would vest based on their service-vesting condition. Under ASC 718, this modification resulted in an improbable to probable modification and accordingly, the RSUs were remeasured to fair value on the amendment date. As a result, no stock-based compensation expense related to the RSU awards granted on March 2021 RSUs or RSU awards granted in prior periods is based on their fair value as of the grant date: rather the expense is based on the modification date fair value as of April 19, 2021, as discussed below.

    March 31, 2021 valuation
The March 31, 2021 valuation continued to use a PWERM to allocate equity value to each class of the Company’s equity securities, consistent with the methodology used in the December 31, 2020 valuation. The Company continued preparation of its first confidential draft registration which was submitted in late January 2021 in preparation for an IPO in May 2021. The Company increased the probability of the IPO scenario to 75% and reduced the weighting of the remain-private scenario to 25% given the progress made towards the IPO. The weighting reflected
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United States Securities and Exchange Commission
Division of Corporation Finance
April 23, 2021

management’s best estimate of the likelihood of completing an IPO considering the progress made to date and risks that an IPO may not be completed.
    The equity value in the IPO scenario of the PWERM was estimated based on the GPCM, based on analysis of revenue multiples for a group of guideline public companies, and allocating value as if all preferred shares converted to common stock. A discount for lack of marketability DLOM of 5% was applied to the common stock value, reflecting management’s best estimate of the timing of an IPO.
    In the remain-private scenario of the PWERM, the equity value was derived assuming that the Company would remain a privately held company. The Company utilized a DCF and GTM, which were given equal weighting, to derive the equity value of the Company. The value from each of the DCF and the GTM were substantially similar. An OPM was used to allocate the equity value to the different classes of the Company’s stock, including common stock. A DLOM of 20.0% was applied to the common stock value.
    The primary drivers for the increase in value from December 31, 2020 through March 24, 2021 were:
•The progress towards becoming a public company evidenced by submissions of a confidential draft registration statement on Form S-1 to the Commission in late January 2021 and March 2021.
•In the quarter ended March 31, 2021, the Company’s revenue of $125.4 million was ahead of expectations as the Company’s business model proved more resilient than expected despite the continued pandemic environment and reduced marketing expenditure.
•Quarterly Paid Employers in the Company’s marketplace increased by 28% to 114,705 during the quarter ended March 31, 2021 as macroeconomic conditions continued to improve giving the Company increased confidence to further update its forecast for 2021. The first quarter of 2021 had the highest number of Paid Employers in the Company’s marketplace since inception.
•The increase in probability weighting from 60% to 75% and a decrease in DLOM from 6% to 5% in the IPO scenario, reflecting an increased likelihood of achieving a liquidity event.
•An increase in revenue multiples on average of 6.4% quarter over quarter, from December 31, 2020 to March 31, 2021, of the comparable companies selected within the GPCM model.
    These drivers were included in the March 31, 2021 valuation, resulting in an increase in the valuation to $22.85 per share from the December 31, 2020 per share valuation of $12.08.
Restricted Stock Units Modification on April 19, 2021
    As disclosed on page F-37 of the Registration Statement, on April 19, 2021, the Company’s Board waived the liquidity event performance condition such that the RSUs that had satisfied the
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United States Securities and Exchange Commission
Division of Corporation Finance
April 23, 2021

service condition will vest upon the earlier of the first day of trading of the Company’s common stock on the New York Stock Exchange or March 15, 2022.
    To estimate the fair value for the modified RSUs, management considered all data points available at the time of modification which included the March 31, 2021 independent third party valuation, the executive compensation RSU grant on April 19, 2021, and any developments in the Company since the time of the March 31, 2021 valuation:
•Using the March 31, 2021 independent third party valuation, management considered the value as of March 31, 2021 of $22.85 discussed above in addition to the expected IPO value derived from the same valuation report assuming the probability of the IPO scenario model was fully weighted at 100% which was estimated to occur in May 2021, the anticipated exit date in the valuation. No DLOM was applied to this value. The expected IPO value was estimated at $28.88 per share. The Company then applied a linear interpolation approach between the $22.85 and the $28.88 per share and estimated the fair value on the modification date to be approximately $24.75 per share.
•Using the RSU award granted to the Company’s chief executive officer on April 19, 2021, management considered the reference price of $25.04, which was utilized as an anchor point for achieving certain market conditions in order for the award to vest. The Board approved the RSU award with the reference price of $25.04 discussed above, considering the independent third party valuation of the fair value of the Company’s common stock as of March 31, 2021 in addition to the Company’s progress towards becoming a public company.
    Management noted the relatively close proximity in values under each estimation method and selected $25.04 per share as management’s best estimate of fair value as of April 19, 2021. The Company did not identify any specific events or factors within its own operations or those of its peer companies that indicated a contrary value.
5.Please revise your disclosures to clarify that you also utilized the Guideline Transaction Method (“GTM”) in valuing your common stock at certain dates in 2019 through September 30, 2020. In this respect, your disclosures seem to imply that you only utilized the Guideline Public Company Method (“GPCM”) in valuing your common stock at various dates in 2019 through September 30, 2020.
In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Registration Statement.
*******
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.
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United States Securities and Exchange Commission
Division of Corporation Finance
April 23, 2021

CC:	Ian Siegel	Sincerely,
David Travers
Ryan Sakamoto
	ZipRecruiter, Inc.	/s/ James D. Evans
James D. Evans
	Katherine Duncan	Partner
Janiece Jenkins
	Fenwick & West LLP	FENWICK & WEST LLP

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